Exhibit 99.47

KPMG LLP
Bay Adelaide Centre	Telephone	(416) 777-8500
333 Bay Street Suite 4600	Fax	(416) 777-8818
Toronto ON M5H 2S5	Internet	www.kpmg.ca
Canada

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Norbord Inc.

We consent to the inclusion in this registration statement on Form 40-F of:

•	our report dated January 27, 2016 to the shareholders of Norbord Inc. (the “Company”) ,on the consolidated financial statements of the Company comprising the consolidated balance sheets of the Company as at December 31, 2015, December 31, 2014 and January 1, 2014, the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two year period ended December 31, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information; and

•	our report dated January 27, 2015 to the shareholders of the Company on the consolidated financial statements of the Company comprising the consolidated balance sheets of the Company as at December 31, 2014 and December 31, 2013, the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two year period ended December 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information;

each of which is contained in this registration statement on Form 40-F of the Company dated February 9, 2016.

Our report dated January 27, 2016 contains an explanatory paragraph that states that the comparative figures as at December 31, 2014 and January 1, 2014, and for the year ended December 31, 2014 have been restated to give retrospective effect to the common control merger of Norbord Inc. and Ainsworth Lumber Co. Ltd. as if they had always been combined.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants
February 9, 2016
Toronto, Canada

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